Exhibit 99.1

Commtouch Reports Financial Results for Third Quarter of 2006

First Profitable Quarter Following 13 Consecutive Quarters of Growth

MOUNTAIN VIEW, Calif. – November 1, 2006 – Commtouch® (NASDAQ: CTCH), the leading OEM provider of real time anti-spam, Zero-Hour™ virus protection and IP Reputation technology, today announced its third quarter results for the period ending September 30, 2006.

Highlights for the quarter ending September 30, 2006:

•	Revenues: $1,866,000, an increase of 78% compared to revenues of $1,048,000 in the third quarter of 2005, and a 10% increase compared to revenues of $1,698,000 in the second quarter of 2006.

•	GAAP Net Income: $149,000, achieved after 13 consecutive quarters of double-digit growth. This is compared to net loss of $855,000 in the same quarter in 2005, and compared to net loss of $114,000 in the second quarter of 2006.

•	Non-GAAP Net Income: $315,000, compared to a Non–GAAP loss of $412,000 in the same quarter in 2005, and an increase of 518% compared to a Non-GAAP net income of $51,000 in the second quarter of 2006 (Refer to the “Use of Non-GAAP Measures” section and accompanying financial table for reconciliation of GAAP financial information to Non-GAAP).

•	Deferred Revenues (long term and short term): $2,588,000, an increase of approximately 4% compared to deferred revenues of $2,483,000 as of June 30, 2006.

•	Cash and marketable securities: an increase of approximately $862,000, to approximately $9,059,000, due to the company being cash positive for the fourth consecutive quarter and receipt of proceeds from warrant and option exercises (approximately $639,000).

•	The company signed nine OEM licensing agreements during the third quarter, bringing the company’s global OEM partner count to fifty at the close of the quarter.

Commtouch CEO Gideon Mantel said: “The problem of SPAM and email-borne viruses has significantly increased over the last six months, causing increasing damage to the entire Internet community. Since traditional solutions have lacked the capability to compete against the new threats, the demand for our solution has increased over time, demonstrated in the record number of new OEM deals signed this past quarter. I am very proud that we have reached a major milestone in attaining profitability in the third quarter of 2006. We are confident in our ability to continue to grow the company while keeping high profit margins.”

Commtouch Conference Call

The company has scheduled a conference call on Wednesday, November 1, 2006, at 11 a.m. EST. To participate in the call, U.S. callers can dial 1-866-527-8676; UK Dial-in Number: 0-800-917-5108; ISRAEL Dial-in Number: 03-918-0609; INTERNATIONAL Dial-in Number: +972-3-918-0609 ten minutes prior to the start time. For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Commtouch’s website, at: www.commtouch.com.

Use of Non-GAAP Measures

This press release includes financial measures for net income (loss), basic and diluted earnings per share that exclude stock-based compensation expense and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the company's net income or net loss and earnings or loss per share and to compare it with historical net income or net loss and earnings or loss per share, including for the period prior to the adoption of FAS 123R by the company effective January 1, 2006.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

About Commtouch

Commtouch Software Ltd. (NASDAQ: CTCH) is dedicated to protecting and preserving the integrity of the world's most important communications tool -- e-mail. Commtouch has over 15 years of experience developing messaging software and is a global developer and provider of proprietary anti-spam, Zero-Hour virus protection and IP Reputation solutions. Using core technologies including RPD (Recurrent Pattern Detection™), the Commtouch Detection Center analyzes billions of email messages per month to identify new spam and malware outbreaks within minutes of their introduction into the Internet. Integrated by more than 50 OEM partners, Commtouch technology protects thousands of organizations, with over 50 million users in over 100 countries. Commtouch is headquartered in Netanya, Israel, and has a subsidiary in Mountain View, Calif. For more information, see: www.commtouch.com. The site includes the Commtouch online lab detailing spam statistics and charts.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff for expansion; technological difficulties and resource constraints encountered in developing new products; and the failure of Commtouch to meet The Nasdaq Capital Market's listing standards, as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Recurrent Pattern Detection, RPD and Zero-Hour are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

Contacts:

Investor Relations: Ron Ela IR@commtouch.com US: 650-864-2112 Int’l: +972-9-863-6813	Media : Rebecca Steinberg Herson rebeccah@commtouch.com US: 650-864-2112 Int'l: +972-9-863-6877

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(USD in thousands)

	September 30,
	2006	December 31,
	Unaudited	2005

Assets
Current Assets:
Cash and cash equivalents	$6,559	$3,986
Marketable Securities	$2,500	$2,500
Trade receivables, net	458	355
Prepaid expenses and other accounts receivable	187	168

Total current assets	9,704	7,009

Long-term lease deposits	16	18
Equity investment in Imatrix	—	48
Severance pay fund	594	547
Property and equipment, net	500	373

	$10,814	$7,995

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	305	321
Employees and payroll accruals	459	617
Accrued expenses and other liabilities	327	301
Short-term deferred revenue	2,030	1,533

Total current liabilities	3,121	2,772

Long-term deferred revenue	558	386
Accrued severance pay	685	638

	1,243	1,024

Shareholders’ equity	6,450	4,199

	$10,814	$7,995

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(USD in thousands, except per share amounts)

	Three Months ended September 30,		Nine Months ended September 30,

	2006	2005	2006	2005

Revenues	$1,866	$1,048	$5,037	$2,668

Cost of revenues	226	180	664	519

Gross profit	1,640	868	4,373	2,149

Operating expenses:
Research and development	443	312	1,317	1,107
Sales and marketing	679	569	2,080	1,874
General and administrative	448	355	1,462	1,341

Total operating expenses	1,570	1,236	4,859	4,322

Operating profit (loss)	70	(368)	(486)	(2,173)
Interest and other expense, net	79	38	192	94
Equity - loss of affiliate	—	(82)	(49)	(142)

Net income (loss)	149	(412)	(343)	(2,221)
Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares	—	(433)	—	(1,751)

Net income (loss) attributable to ordinary and equivalently participating shareholders	$149	$(855)	$(343)	$(3,972)

Earning (Loss) per share-basic and diluted	$0.00	$(0.02)	$(0.01)	$(0.09)

Weighted average number of shares outstanding:
basic	70,984	47,010	64,624	45,797

diluted	77,313	47,010	64,624	45,797

COMMTOUCH SOFTWARE LTD.

RECONCILIATION OF GAAP FINANCIAL INFORMATION TO NON-GAAP

(USD in thousands)

	Three Months ended September 30,		Nine Months ended September 30,

	2006	2005	2006	2005

GAAP Net income (loss) attributable to ordinary and equivalently participating shareholders	$149	$(855)	$(343)	$(3,972)
Stock-based compensation (b)	166	—	495	—
Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares	—	433	—	1,751

Non-GAAP Net income (loss)	$315	$(412)	$152	$(2,221)

(b) Stock-based compensation:
Cost of revenues	$9	$—	$27	$—
Research and development	63	—	190	—
Sales and marketing	63	—	182	—
General and administrative	31	—	96	—

Stock-based compensation	$166	$—	$495	$—

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